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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Pacific Internet Limited
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
Y66183107
(CUSIP Number)
Yvonne Lau Yee Wan
MediaRing Ltd
750A Chai Chee Road
#05-01 Technopark @ Chai Chee
Singapore 469001
Telephone: (65) 6441-1213
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
With copies to:

Michael W. Sturrock
Latham & Watkins LLP
80 Raffles Place
#14-20 UOB Plaza 2
Singapore 048624
(65) 6536-1161

July 24, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SIGNATURE
EXHIBIT INDEX
EX-2 Letter to the Board of Directors of the Company from MediaRing dated July 22, 2006.
EX-3 Press Release by MediaRing dated July 24, 2006.

CUSIP No.	Y66183107	Page	2	of	6

1	NAMES OF REPORTING PERSONS: MediaRing Ltd

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Republic of Singapore

	7	SOLE VOTING POWER:

NUMBER OF		3,956,662 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		—

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,956,662 shares

WITH	10	SHARED DISPOSITIVE POWER:

—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,956,662 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

29.20% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

Page 3 of 6 Pages
This Amendment No. 1 amends the Schedule 13D previously filed by MediaRing Ltd (“MediaRing”) with the Securities and Exchange Commission (“SEC”) on July 21, 2006, (as amended, the “Statement”), with respect to the ordinary shares (the “Ordinary Shares”) of Pacific Internet Limited (the “Company”), a company organized and existing under the laws of the Republic of Singapore. The Ordinary Shares are the only class of shares issued and outstanding by the Company. The address of the Company’s principal executive offices is 89B Science Park Drive, #01-07, The Rutherford, Singapore 118261. Capitalized terms used but not defined herein have the meanings given to them in the Statement.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 is hereby amended and supplemented to include the following new paragraphs:
     On July 21, 2006, MediaRing purchased 7,125 Ordinary Shares on the Nasdaq market at an average purchase price of $9.4997 per Ordinary Share, or an aggregate purchase price of $67,685.36.
     As of the close of business on July 21, 2006, MediaRing beneficially owned 3,956,662 Ordinary Shares which were purchased for an aggregate purchase price of approximately $35,497,266.43. The source of funds used by MediaRing to purchase such Ordinary Shares was available working capital.

Item 4.	Purpose of Transaction
Item 4 is hereby amended and supplemented by deleting the fourth paragraph and replacing it with the following paragraph:
     MediaRing believes that its acquisition of shares in the Company has resulted in MediaRing becoming the largest shareholder of the Company. As the largest shareholder in the Company, MediaRing has on July 22, 2006 sent an official request to the Board of Directors of the Company, requesting board representation proportionate to its shareholding in the Company. In view of the current composition of the Board of the Company, MediaRing has requested that the Board initially appoint two of MediaRing’s nominees, its Executive Director, Mr. Koh Boon Hwee, and its Director and Chief Executive Officer, Mr. Khaw Kheng Joo, as Directors of the Company. Both Mr. Koh and Mr. Khaw have extensive experience in the telecommunications industry and MediaRing believes that they will be able to add value to the future growth of the Company. MediaRing’s letter to the Board of the Company and its related press release are attached hereto as Exhibits 2 and 3, respectively, and incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer
Item 5 is amended and supplemented by deleting paragraph (a) and replacing it with the following:
     (a) As of the close of business on July 21, 2006, MediaRing beneficially owned 3,956,662 Ordinary Shares which constitute approximately 29.20% of the Ordinary Shares outstanding. The aggregate percentage of the outstanding Ordinary Shares reported as beneficially owned by MediaRing is based upon 13,549,262 Ordinary Shares outstanding as of June 30, 2006, based on information provided to MediaRing by the Company. To the knowledge of MediaRing, no person named on Schedule A hereto owns any Ordinary Shares as of July 21, 2006.

Page 4 of 6 Pages
Item 7. Material to be Filed as Exhibits
Exhibit 2. Letter to the Board of Directors of the Company from MediaRing dated July 22, 2006.

Exhibit 3. Press release by MediaRing dated July 24, 2006.

Page 5 of 6 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 24, 2006

MediaRing Ltd
By /s/ Khaw Kheng Joo
Name:	Khaw Kheng Joo
Title:	Director and Chief Executive Officer

Page 6 of 6 Pages
EXHIBIT INDEX

Exhibit 2.	Letter to the Board of Directors of the Company from MediaRing dated July 22, 2006.

Exhibit 3.	Press release by MediaRing dated July 24, 2006.